EXHIBIT 11

                          THE STRIDE RITE CORPORATION
                       COMPUTATION OF PER SHARE EARNINGS

                      (In Thousands except Per Share Data)

                                                Three Months Ended
                                          March 3, 1995   March 4, 1994

Net income applicable to common shares      $  4,975          $ 4,849

Calculation of shares:

  Weighted average number of common
    shares outstanding                        49,528           50,242

  Common shares attributable to
    assumed exercise of dilutive
    stock options and stock purchase
    rights using the treasury stock
    method                                       320              177

Average common shares and common
  equivalents outstanding during
  the period                                  49,848           50,419

Net income per common share                     $.10             $.10















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